Filed by Community West Bancshares pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: United Security Bancshares
Commission File Number: 000-32897
December 17, 2025
Dear Valued Team Members,
We are pleased to announce that Community West Bancshares and Community West Bank have entered into a merger agreement to acquire United Security Bancshares and United Security Bank. This strategic partnership will combine two strong community banks and create an even greater ability to serve our clients and communities. This merger is more than a business decision – it’s a commitment to growth, innovation and the communities we serve. Both banks share a proud history of local leadership, personalized service and deep community roots. By joining forces, we will amplify these strengths, position ourselves for long-term success and create one of the strongest community banks in Central California.
Since 1980, Community West Bank has focused on building strong relationships and delivering creative, customized solutions, while United Security Bank, founded in 1987, has championed community banking principles with exceptional customer service and local decision-making. Together, we will uphold these shared values as we expand our reach into additional rural communities throughout Central California, providing greater convenience for our clients and a commitment to banking for the underserved. Together we will offer a broader range of products, technologies and enhanced services for both business and personal banking clients.
The merger is expected to be completed during the second quarter of 2026. Our existing Executive team will continue to lead and serve the combined companies. The Board of Directors will remain under the leadership of Chairman Dan Doyle, and our headquarters will remain in Fresno. Until the merger is finalized, both banks will continue to operate independently. Please remain focused on delivering exceptional service to our clients and communities during this transition.
The attached press release has been distributed to the media and explains the details of the merger. The Frequently Asked Questions (FAQs) attached provides internal information that you may find helpful. Both items will be housed on the Intranet with ongoing communications for your reference.
We are committed to keeping you informed at every step of the way. Merger update sessions will be scheduled for each bank and additional resources, including expanded FAQs and a merger timeline, will be made available. If you have questions, email jodi.milton@communitywestbank.com. Also, progress updates will be shared during regular team calls and through dedicated Merger Milestones newsletter communication.
Our team has always been – and will be – the cornerstone of our success. This merger opens the door to new opportunities and responsibilities for all of us, including those who will join from United Security Bank. While details will continue to unfold in the months ahead, we want to express our sincere gratitude for the exceptional service and professionalism you demonstrate every day. Together, we are building a stronger, more resilient future for our clients, communities and team. Your dedication makes us proud and positions us for even greater achievements ahead.
James J. Kim
CEO and President, Community West Bank and CEO, Community West Bancshares

7100 North Financial Drive, Ste 101 | Fresno, CA 93720 | 800.298.1775 | communitywestbank.com